UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 28, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES THIRD BOND ISSUANCE IN MEXICO

Panama City, Republic of Panama, April 28, 2016 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announces its third issuance of “certificados bursátiles” in the Mexican capital market, in the amount of 1.5 billion Mexican pesos.

The Notes have a tenor of 3 years, with a floating-rate coupon of 28-day TIIE plus 60 basis points. The transaction was subscribed by a diversified investor base made up of pension funds, insurance companies, commercial banks, and brokerage firms.

Mr. Christopher Schech, Executive Vice President & Chief Financial Officer of Bladex, commented, "We are very pleased to announce our third public issuance of Cebures. Banco de Mexico is one of Bladex’s founding shareholders, and establishing our bank as a recurrent issuer in this important marketplace has allowed us to develop a robust and diversified investor base.  We will deploy these funds to continue supporting trade throughout the Region, and especially in the Mexican market."

The issuance was rated “mxAAA” by STANDARD & POOR’S, S.A. DE C.V. and “AAA(mex)” by FITCH MEXICO, S.A. DE C.V. The arrangers were Casa de Bolsa BBVA Bancomer, S.A. de C.V., Grupo Financiero BBVA Bancomer and HSBC Casa de Bolsa, S.A. de C.V., Grupo Financiero HSBC.

Bladex is a multinational bank originally established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE in the United States of America (ticker symbol: BLX).

Bladex’s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

The Bank, headquartered in Panama, has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

E-mail address: cschech@bladex.com, Tel.: (+507) 210-8630

Head Office Address: Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este,

Panama, Republic of Panama